UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025

Commission File Number: 001-40300

KAROOOOO LTD.

(Exact name of registrant as specified in its charter)

1 Harbourfront Avenue

Keppel Bay Tower #14-07
Singapore 098632

+65 6255 4151

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒           Form 40-F    ☐

Information Contained in this Report

On June 11, 2025, Karooooo Ltd. (“Karooooo”) entered into an underwriting agreement (the “Underwriting Agreement”) by and among Karooooo, Isaias (Zak) Jose Calisto, as selling shareholder (the “Selling Shareholder”), and UBS Securities LLC, William Blair & Company, L.L.C. and The Standard Bank of South Africa Limited, as representatives of the several underwriters (the “Underwriters”), relating to an underwritten secondary public offering (the “Offering”) of 1,500,000 of Karooooo’s ordinary shares by the Selling Shareholder pursuant to Karooooo’s Registration Statement on Form F-3, File No. 333-280758 (the “Registration Statement”), originally filed with the Securities and Exchange Commission on July 11, 2024, as supplemented by the preliminary prospectus supplement, dated June 11, 2025.

Pursuant to the Underwriting Agreement, the Underwriters purchased the ordinary shares at a price of $50.00 per ordinary share. The Offering is expected to close on June 13, 2025, subject to customary closing conditions. In addition, the underwriters of the Offering will have a 30-day option to purchase an additional 225,000 ordinary shares from the Selling Shareholder at the public offering price. Karooooo will not receive any proceeds from the sale of any ordinary shares by the Selling Shareholder.

Following completion of the Offering, the Selling Shareholder will continue to beneficially own 17,917,958 ordinary shares, or 58.00% (or 17,692,958 ordinary shares, or 57.27% if the option to purchase additional shares is exercised in full) of the 30,893,300 ordinary shares issued and outstanding. In addition, Juan Marais, the Chief Sales Officer of Karooooo, is the beneficial owner of 3,250,793 ordinary shares, or 10.52% of the issued and outstanding shares of Karooooo, through One Spire (Pty) Ltd. (“One Spire”). The Selling Shareholder and One Spire have agreed that if the Selling Shareholder’s beneficial ownership falls to below 51% of the issued and outstanding shares of Karooooo, then One Spire will cast all votes in respect of the ordinary shares that One Spire beneficially owns as directed by the Selling Shareholder.

A copy of the Underwriting Agreement is filed as Exhibit 1.1 hereto. The description of the Underwriting Agreement is qualified in its entirety by the terms of such agreement. Additionally, a copy of the press release announcing the pricing of the previously announced Offering is filed as Exhibit 99.1 hereto.

The information set forth in this report on Form 6-K and in the Underwriting Agreement filed as Exhibit 1.1 hereto is hereby incorporated by reference into the Registration Statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Karooooo Ltd.

By:	/s/ Isaias (Zak) Jose Calisto
	Name:	Isaias (Zak) Jose Calisto
	Title:	Chief Executive Officer

Date: June 12, 2025

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement, dated June 11, 2025, among Karooooo Ltd., Isaias (Zak) Jose Calisto, as selling shareholder, and UBS Securities LLC, William Blair & Company, L.L.C. and The Standard Bank of South Africa Limited, as representatives of the several underwriters.
99.1	Press release, dated June 12, 2025 - Karooooo Ltd. Announces Pricing of Secondary Public Offering of Ordinary Shares

3